================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                           --------------------------

                        COMPANIA CERVECERIAS UNIDAS S.A.
     UNITED BREWERIES COMPANY, INC. (ENGLISH TRANSLATION OF NAME OF ISSUER)

                                (Name of Issuer)

                   COMMON STOCK, NO PAR VALUE                       204429104
SHARES OF COMMON STOCK IN THE FORM OF AMERICAN DEPOSITARY SHARES  (CUSIP number)
                 (Title of class of securities)

                                 JoBeth G. Brown
                          Vice President and Secretary
                         Anheuser-Busch Companies, Inc.
                                 One Busch Place
                            St. Louis, Missouri 63118
                                 (314) 577-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 28, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 22 Pages)

================================================================================

------------------------------------         -----------------------------------
CUSIP No. 204429104                   13D/A                   Page 2 of 22 Pages
------------------------------------         -----------------------------------

--------------   ---------------------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             Anheuser-Busch Companies, Inc.
                  S.S. OR I.R.S. IDENTIFICATION NO.    43-1162835
                  OF ABOVE PERSON
--------------   ---------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   / /
                                                                                    (b)   /X/
--------------   ---------------------------------------------------------------------------------
      3           SEC USE ONLY
--------------   ---------------------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
--------------   ---------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                              / /
--------------   ---------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware
--------------------------------------------------------------------------------------------------
  NUMBER OF            7              SOLE VOTING POWER:                               None
    SHARES
                 --------------      -------------------------------------------------------------
 BENEFICIALLY          8              SHARED VOTING POWER:                       63,695,333
   OWNED BY
                 --------------      -------------------------------------------------------------
     EACH              9              SOLE DISPOSITIVE POWER:                          None
  REPORTING
                 --------------      -------------------------------------------------------------
                       10             SHARED DISPOSITIVE POWER:                  63,695,333
 PERSON WITH
--------------   ---------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                              63,695,333
--------------   ---------------------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                                             / /
--------------   ---------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       20.0%
--------------   ---------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            CO
--------------   ---------------------------------------------------------------------------------

------------------------------------         -----------------------------------
CUSIP No. 204429104                   13D/A                   Page 3 of 22 Pages
------------------------------------         -----------------------------------

--------------   ---------------------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             Anheuser-Busch International, Inc.
                  S.S. OR I.R.S. IDENTIFICATION NO.    43-1213600
                  OF ABOVE PERSON
--------------   ---------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   / /
                                                                                    (b)   /X/
--------------   ---------------------------------------------------------------------------------
      3           SEC USE ONLY
--------------   ---------------------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
--------------   ---------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                              / /
--------------   ---------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware
--------------------------------------------------------------------------------------------------
  NUMBER OF            7              SOLE VOTING POWER:                               None
    SHARES
                 --------------      -------------------------------------------------------------
 BENEFICIALLY          8              SHARED VOTING POWER:                       63,695,333
   OWNED BY
                 --------------      -------------------------------------------------------------
     EACH              9              SOLE DISPOSITIVE POWER:                          None
  REPORTING
                 --------------      -------------------------------------------------------------
                       10             SHARED DISPOSITIVE POWER:                  63,695,333
 PERSON WITH
--------------   ---------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                              63,695,333
--------------   ---------------------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                                             / /
--------------   ---------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       20.0%
--------------   ---------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            CO
--------------   ---------------------------------------------------------------------------------

------------------------------------         -----------------------------------
CUSIP No. 204429104                   13D/A                   Page 4 of 22 Pages
------------------------------------         -----------------------------------

--------------   ---------------------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             Anheuser-Busch International Holdings, Inc.
                  S.S. OR I.R.S. IDENTIFICATION NO.    51-0348308
                  OF ABOVE PERSON
--------------   ---------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   / /
                                                                                    (b)   /X/
--------------   ---------------------------------------------------------------------------------
      3           SEC USE ONLY
--------------   ---------------------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
--------------   ---------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                              / /
--------------   ---------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                            Delaware
--------------------------------------------------------------------------------------------------
  NUMBER OF            7              SOLE VOTING POWER:                               None
    SHARES
                 --------------      -------------------------------------------------------------
 BENEFICIALLY          8              SHARED VOTING POWER:                       63,695,333
   OWNED BY
                 --------------      -------------------------------------------------------------
     EACH              9              SOLE DISPOSITIVE POWER:                          None
  REPORTING
                 --------------      -------------------------------------------------------------
                       10             SHARED DISPOSITIVE POWER:                  63,695,333
 PERSON WITH
--------------   ---------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                              63,695,333
--------------   ---------------------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                                             / /
--------------   ---------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       20.0%
--------------   ---------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            CO
--------------   ---------------------------------------------------------------------------------

------------------------------------         -----------------------------------
CUSIP No. 204429104                   13D/A                   Page 5 of 22 Pages
------------------------------------         -----------------------------------

--------------   ---------------------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             Anheuser-Busch International Holdings, Inc.
                  S.S. OR I.R.S. IDENTIFICATION NO.    Chile I Limitada
                  OF ABOVE PERSON                      98-0346879
--------------   ---------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   / /
                                                                                    (b)   /X/
--------------   ---------------------------------------------------------------------------------
      3           SEC USE ONLY
--------------   ---------------------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
--------------   ---------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                              / /
--------------   ---------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                            Chile
--------------------------------------------------------------------------------------------------
  NUMBER OF            7              SOLE VOTING POWER:                               None
    SHARES
                 --------------      -------------------------------------------------------------
 BENEFICIALLY          8              SHARED VOTING POWER:                       63,695,333
   OWNED BY
                 --------------      -------------------------------------------------------------
     EACH              9              SOLE DISPOSITIVE POWER:                          None
  REPORTING
                 --------------      -------------------------------------------------------------
                       10             SHARED DISPOSITIVE POWER:                  63,695,333
 PERSON WITH
--------------   ---------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                              63,695,333
--------------   ---------------------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                                             / /
--------------   ---------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       20.0%
--------------   ---------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            PN
--------------   ---------------------------------------------------------------------------------

------------------------------------         -----------------------------------
CUSIP No. 204429104                   13D/A                   Page 6 of 22 Pages
------------------------------------         -----------------------------------

--------------   ---------------------------------------------------------------------------------
      1           NAME OF REPORTING PERSON             Anheuser-Busch International Holdings, Inc.
                  S.S. OR I.R.S. IDENTIFICATION NO.    Chile II Limitada
                  OF ABOVE PERSON                      98-0346884
--------------   ---------------------------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)   / /
                                                                                    (b)   /X/
--------------   ---------------------------------------------------------------------------------
      3           SEC USE ONLY
--------------   ---------------------------------------------------------------------------------
      4           SOURCE OF FUNDS:                             WC
--------------   ---------------------------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                              / /
--------------   ---------------------------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:                            Chile
--------------------------------------------------------------------------------------------------
  NUMBER OF            7              SOLE VOTING POWER:                               None
    SHARES
                 --------------      -------------------------------------------------------------
 BENEFICIALLY          8              SHARED VOTING POWER:                       63,695,333
   OWNED BY
                 --------------      -------------------------------------------------------------
     EACH              9              SOLE DISPOSITIVE POWER:                          None
  REPORTING
                 --------------      -------------------------------------------------------------
                       10             SHARED DISPOSITIVE POWER:                  63,695,333
 PERSON WITH
--------------   ---------------------------------------------------------------------------------
      11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                                              63,695,333
--------------   ---------------------------------------------------------------------------------
      12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                                             / /
--------------   ---------------------------------------------------------------------------------
      13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                       20.0%
--------------   ---------------------------------------------------------------------------------
      14          TYPE OF REPORTING PERSON:            PN
--------------   ---------------------------------------------------------------------------------

     This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed on January 8, 2001 (the "Schedule 13D") with the Securities and Exchange Commission by Anheuser-Busch Companies, Inc., Anheuser-Busch International, Inc., Anheuser-Busch International Holdings, Inc., Anheuser-Busch International Holdings, Inc. Chile I Limitada, and Anheuser-Busch International Holdings, Inc. Chile II Limitada, as amended by Amendment No. 1 thereto filed on February 6, 2001, Amendment No. 2 thereto filed on March 5, 2001, Amendment No. 3 thereto filed on March 30, 2001, Amendment No. 4 thereto filed on May 3, 2001, Amendment No. 5 thereto filed on October 5, 2001, Amendment No. 6 thereto filed on March 7, 2003 and Amendment No. 7 thereto filed on March 16, 2004. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the Schedule 13D, as previously amended.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

     The Reporting Persons are currently pursuing a possible disposition of the Shares owned by them through a secondary offering of such Shares primarily in Chile, as well as in other markets outside the United States. In that connection, on October 28, 2004, Anheuser-Busch International Holdings, Inc. Chile II Limitada executed an agreement with two Chilean investment banks (the "Chilean Agreement") with respect to certain services that such firms would render in connection with a secondary offering (see Item 6 below). There can be no assurance that the Reporting Persons will consummate a secondary offering or other disposition of their Shares. Consummation of an offering will depend on various factors, including, without limitation, market conditions, the price levels of the Issuer's equity securities, and other developments.

     If the secondary offering of the Shares described above is effected, the Shares offered therein will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and the offering will be structured so as to satisfy the exemption from registration provided by Regulation S promulgated under the Securities Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and supplemented as follows:

            The Chilean Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The description of the Chilean Agreement contained in this Amendment is qualified in its entirety to the full text of the exhibits filed hereto.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.5 Letter Agreement, dated as of October 28, 2004, by and among Anheuser-Busch International Holdings, Inc. Chile II Limitada, Deutsche Inversiones Limitada and Larrain Vial Servicios Profesionales Limitada.

                                Page 7 of 22 Pages

The undersigned hereby agree that this Statement is filed on behalf of each of the Reporting Persons.


                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 29, 2004

                        ANHEUSER-BUSCH COMPANIES, INC.
                        By:    /s/ William J. Kimmins
                               -------------------------------------------------
                               Name: William J. Kimmins
                               Title: Vice President and Treasurer

                        ANHEUSER-BUSCH INTERNATIONAL, INC.
                        By:    /s/ William J. Kimmins
                               -------------------------------------------------
                               Name: William J. Kimmins
                               Title: Vice President and Treasurer

                        ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                        By:    /s/ William J. Kimmins
                               -------------------------------------------------
                               Name: William J. Kimmins
                               Title: Vice President and Treasurer

                        ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                        CHILE I LIMITADA
                        By:    ANHEUSER-BUSCH INTERNATIONAL
                               HOLDINGS, INC., ITS MANAGING PARTNER
                               By:   /s/ William J. Kimmins
                                     -------------------------------------------
                                     Name: William J. Kimmins
                                     Title: Vice President and Treasurer

                        ANHEUSER-BUSCH INTERNATIONAL HOLDINGS, INC.
                        CHILE II LIMITADA
                        By:    ANHEUSER-BUSCH INTERNATIONAL
                               HOLDINGS, INC. CHILE I LIMITADA, ITS
                               MANAGING PARTNER
                               By:   ANHEUSER-BUSCH INTERNATIONAL
                                     HOLDINGS, INC., ITS MANAGING
                                     PARTNER
                                     By:   /s/ William J. Kimmins
                                           -------------------------------------
                                           Name: William J. Kimmins
                                           Title: Vice President and Treasurer

                                Page 8 of 22 Pages

                                  EXHIBIT INDEX

Exhibit No.        Description
-----------        -----------

Exhibit 99.5  ---  Letter Agreement, dated as of October 28, 2004, by and among
                   Anheuser-Busch International Holdings, Inc. Chile II Limitada, Deutsche Inversiones Limitada and Larrain Vial Servicios Profesionales Limitada

                               Page 15 of 22 Pages

October 28, 2004

Mr. William J. Kimmins Jr.
Vice President and Treasurer
Anheuser-Busch International Holdings, Inc. Chile II Limitada

Dear Mr. Kimmins,

This Agreement (the "Agreement") will confirm the basis upon which Anheuser-Busch International Holdings, Inc. Chile II Limitada ("Client") has engaged Deutsche Inversiones Limitada and its affiliate Deutsche Securities Corredores de Bolsa Limitada (together "Deutsche Bank") and Larrain Vial Servicios Profesionales Limitada and its affiliate Larrain Vial S.A. Corredora de Bolsa (together "Larrain Vial" and together with Deutsche Bank the "Bookrunners") on an exclusive basis to act as joint bookrunners and/or placement agents, and to provide advisory and investment banking services in connection with the Client's sale offering of up to 63,695,333 shares of common stock of Compania Cervecerias Unidas S.A. ("CCU") in the Santiago Stock Exchange (the "Offering").

SECTION 1.  SERVICES TO BE RENDERED

The Bookrunners agree to perform each of the following financial advisory and investment banking services:

     i. assist and advise the Client in and coordinate the structuring of the Offering;

    ii. preparation of an offering statement or memorandum approved by the Client to be used in connection with the Offering;

   iii. assist and advise the Client and/or its legal advisors in the preparation of transaction documentation;

    iv. develop and implement a marketing plan and organize roadshows in connection with the Offering;

     v. assist and advise the Client in and conduct the placement of the Offering through a VIVA VOZ, or live voice, auction on the Santiago Stock Exchange (the "Remate") or through any other process available in the Santiago Stock Exchange previously approved by the Client;

    vi. The Bookrunners will use their best efforts to promote the Offering in order to have the largest possible number of purchase orders of CCU shares from investors with a view to maximizing economic return to Client. Following the closing of the book of purchase orders of CCU shares from investors and subject to approval of the Offering's pricing by the Client, (a) Larrain Vial will (i) use its best efforts to register the Remate and (ii) sell the shares on the auction date on behalf of the Client in one or more lots and (b) Deutsche Bank will bid to purchase the entire lot or lots of shares for the account of such investors, according to the terms and conditions defined by the Client for the Remate and applicable Santiago Stock Exchange regulations. Subsequent to the registration of the Remate, all risks for any breach of the purchase orders (ORDENES DE COMPRA) from investors, including, but not limited to, the failure or delay to pay of one or more investors, shall be borne exclusively by the Bookrunners and not by the Client. Each of the Bookrunners shall be liable under article 33 of Law N DEG. 18,045 (LEY DE MERCADO DE VALORES) for the timely and full payment of the price of the shares sold in the Remate;

                               Page 16 of 22 Pages

   vii. if requested by Client, to assist and advise Client to the extent permitted by law in discussions with CCU or any of its affiliates with respect to the Offering; and

  viii. be available to meet at the Client's request with the Client's or any of its affiliates Board of Directors or management to discuss the Offering and its financial implications.

In preparing the offering statement or memorandum to be used in connection with the Offering, the Bookrunners will use and rely upon publicly available information concerning the Client, CCU and its affiliates. Accordingly, the Bookrunners shall be entitled to assume and rely upon the accuracy and completeness of all such publicly available information and are not required to conduct a physical inspection of any of the properties or assets of CCU and its affiliates, or to prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of CCU and its affiliates. Client understands and agrees that the Bookrunners will not assume responsibility for independent verification of any information furnished to them by the Client, whether or not publicly available, considered by the Bookrunners in connection with the rendering of their services. All financial forecasts and projections used by the Bookrunners in their analysis and/or the offering statement or memorandum used in connection with the Offering, if any, shall be prepared by the Bookrunners reflecting the best currently available estimates and judgments of the Bookrunners, as the case may be, as to the matters covered thereby. Therefore, the Bookrunners shall be solely responsible with respect to any such financial forecasts and projections and neither the Client nor any of its affiliates shall have any liability with respect thereto.

SECTION 2.  FEES

As compensation for Deutsche Bank and Larrain Vial's services in connection with the Offering, the Client shall pay or grant, as the case may be, each of Deutsche Bank and Larrain Vial its equal share of the following non-refundable cash fees:

     a) 1% (one percent) of the gross amount in Chilean pesos of any Offering effected in the Chilean capital market, payable at the closing of such Offering (inclusive of IMPUESTO AL VALOR AGREGADO if applicable, DERECHOS DE BOLSA or other similar charges and any withholding or deduction for or on account of taxes of any kind) (the "Placement Fee"); and

     b) whether or not the Offering is placed or executed, all actual, reasonable, necessary, documented out-of-pocket expenses to the extent specified in section 3 hereof.

The Placement Fee shall be payable by Client at the offices of each of the Bookrunners in Chilean pesos one (1) business day following payment to Client of the price of the shares sold in the Remate.

SECTION 3. EXPENSES

In addition to any fees that may be payable to the Bookrunners hereunder and regardless of whether the Offering is consummated, Client hereby agrees, from time to time upon request, to reimburse the Bookrunners for all actual, reasonable, necessary, documented out-of-pocket expenses incurred in connection with any Offering or otherwise arising out of the Bookrunner's engagement hereunder, to the extent previously approved by Client. With respect to the retention of legal counselor by the Bookrunners, Client hereby agrees to reimburse the Bookrunners for legal fees and expenses incurred by them in connection with the negotiation and execution of this Agreement and compliance with U.S. securities laws and regulations regarding the transactions contemplated hereunder in an amount not to exceed US$15,000.

                               Page 17 of 22 Pages

Additionally, Client agrees to pay to the Bookrunners and other Chilean or foreign broker-dealers participating in the Offering at the request or invitation of any of the Bookrunners an incentive to accumulate purchase orders for CCU shares equal to 0,25% (25 basis points) plus IMPUESTO AL VALOR AGREGADO if applicable of the final purchase price of all purchase orders effectively allocated to the Bookrunners and any such Chilean or foreign broker-dealers (inclusive of DERECHOS DE BOLSA or other similar charges and any withholding or deduction for or on account of taxes of any kind).

Under no circumstances shall these expenses include (i) any fees, wages, compensation, salary, overtime, or other remuneration paid to any employees, consultants, advisors, or other independent contractors retained by or on behalf of any of the Bookrunners, and (ii) any Bookrunner's overhead or any mark up added by any Bookrunner to its actual out of pocket expenses.

SECTION 4. TERMINATION OF ENGAGEMENT

The engagement of each of the Bookrunners hereunder may be terminated by either Client or the relevant Bookrunner at any time, with or without cause, upon written advice to that effect to the other party; provided, however, that

(a) if the Client terminates this engagement other than for cause, or any of the Bookrunners resign for cause, and the Client directly or indirectly enter into a partial or total sale of its CCU shares prior to January 31, 2005, the Client shall pay each of Deutsche Bank or Larrain Vial or both in case both have resigned, its equal share of an amount equal to the Placement Fee multiplied by the aggregate amount of such shares sold within three business days of such sale; and

(b) the provisions of this Section 4 and of Sections 2 (b),3, 7, 8 and 9 hereof shall survive such termination.

It is understood that the termination by the Client of this engagement with respect to one Bookrunner or the resignation by one of the Bookrunners to their engagement hereunder shall not mean the termination of the engagement of the other Bookrunner which will continue with the engagement as if it would have been agreed exclusively with it as from the date hereof, and shall be entitled to all rights and compensation hereunder except for the rights of the other Bookrunner as provided in (a) and (b) above.

SECTION 5. RELIANCE ON OTHERS

Client confirms that it will rely on its own counsel, accountants and other similar expert advisors for legal, accounting, tax and other similar advice.

SECTION 6. PUBLICITY

In the event of consummation of the Offering, the Bookrunners shall have the right, at their own expense, to disclose their participation in such Offering, including, without limitation, the placement of "tombstone" advertisements in financial and other newspapers and journals, PROVIDED, HOWEVER, the prior written consent of the Client is obtained.

SECTION 7. SCOPE OF RESPONSIBILITY

None of the Bookrunners nor any of its respective affiliates (nor any of their respective control persons, directors, officers, employees or agents) shall be liable to Client or to any other person claiming through Client for any claim, loss, damage, liability, cost or expense suffered by Client or any such other person arising out of or related to the relevant Bookrunner's engagement hereunder except to the extent a claim,

                               Page 18 of 22 Pages
loss or expense arises out of, or is based upon any action or failure to act by the relevant Bookrunner that is found in a final judicial determination (or a settlement tantamount thereto) to constitute bad faith, willful misconduct, negligence or a breach of this Agreement on the part of the relevant Bookrunner. The obligations undertaken by the Bookrunners hereunder are several and not joint, and no Bookrunner or its affiliates (and their respective control persons, directors, officers, employees and agents) may be held liable for any action or failure to act of the other Bookrunner or its affiliates (and their respective control persons, directors, officers, employees and agents).

SECTION 8. INDEMNITY

Each of the parties hereto (each, an "Indemnifying Party") agrees to indemnify and hold harmless each of the other parties (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Agreement or the transactions contemplated hereunder, only to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction (or a settlement tantamount thereto agreed or approved by the Indemnified Party) to have resulted from such Indemnifying Party's bad faith, willful misconduct, negligence or breach of this Agreement.

SECTION 9. GOVERNING LAW; ARBITRATION; ENFORCEABILITY; CONTINUED PERFORMANCE

(a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Republic of Chile.

(b) Arbitration. All disputes arising out of or in connection with this Agreement (the "Dispute") including the arbitrability of any Dispute, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the "ICC") in effect on the date of this Agreement (the "Rules") by three arbitrators. In the event of a conflict between the Rules and the provisions of this section, the provisions of this section shall govern. The place of arbitration shall be in New York, New York. The arbitration shall be governed by Chapter 2 of the United States Arbitration Act, 9 U.S.C. Sections 201-208. The two arbitrators appointed by the parties shall appoint the third arbitrator, who shall be neither a citizen nor resident of either the United States or Chile, within thirty (30) days of the appointment of the second arbitrator. The language of the arbitration shall be English, and all three arbitrators must be fluent in English and Spanish.

(c) Enforceability. Each party acknowledges and agrees that arbitration pursuant to this section shall be the sole and exclusive procedure for resolving any Dispute, and that any award rendered by the arbitral tribunal shall be final and binding upon the parties. Judgment upon the award may be entered, and application for judicial confirmation or enforcement of the award may be made, in any competent court having jurisdiction thereof, and the parties hereto submit to the jurisdiction of such court for purposes of enforcement of this section and any award rendered hereunder.

(d) Continued Performance. In the event of any Dispute, the parties shall continue to perform their respective obligations under this Agreement during the pendency of arbitration proceedings unless and until the arbitral tribunal otherwise orders.

                               Page 19 of 22 Pages
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SECTION 10. NO RIGHTS IN SHAREHOLDERS, ETC.

Client recognizes that each Bookrunner has been engaged only by Client, and that Client's engagement of each Bookrunner is not deemed to be on behalf of and is not intended to confer rights upon any shareholder, partner or other owner of Client or any other person not a party hereto as against each Bookrunner or any of their affiliates or any of their respective directors, officers, agents, employees or representatives. Unless otherwise expressly agreed, no one other than Client is authorized to rely upon Client's engagement of each Bookrunner or any statements, advice, opinions or conduct by each Bookrunner, and Client will not disclose such statements, advice, opinions or conduct to others (except Client's professional advisors and except as required by law). Without limiting the foregoing, any opinions or advice rendered to Client's Board of Directors or management in the course of Client's engagement of the Bookrunners are for the purpose of assisting the Board or management, as the case may be, in evaluating the Offering and do not constitute a recommendation to any shareholder of Client concerning action that such shareholder might or should take in connection with the Offering. The role of each Bookrunner herein is that of independent contractor; nothing herein is intended to create or shall be construed as creating a fiduciary relationship between Client and each Bookrunner. The opinions or advice provided by one Bookrunner to the Client will not imply any liability or obligation to the other Bookrunner or any of their affiliates or any of their respective directors, officers, agents, employees or representatives.

SECTION 11. DISCLOSURE

Client acknowledges that each Bookrunner and its affiliates may have and may continue to have investment banking, financial advisory and other relationships with parties other than Client (including, without limitation, CCU) pursuant to which each Bookrunner may acquire information of interest to Client. Each Bookrunner shall have no obligation to disclose such information to Client or to use such information in the execution of the Offering.

Each Bookrunner and its affiliates are engaged, to the extent permitted by law, in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their trading and brokerage activities, each Bookrunner and its affiliates may hold positions, for their own account or the account of customers, in equity, debt or other securities of Anheuser-Busch Companies, Inc. or CCU. Likewise, in the ordinary course of their financial advisory services, each Bookrunner and its affiliates may report on or recommend to customers equity investments in Anheuser-Busch Companies, Inc. or CCU.

SECTION 12. CONFIDENTIALITY

The Client and the Bookrunners agree that the contents of this Agreement shall be treated as confidential unless otherwise agreed by the Client and the Bookrunners or required by applicable laws or regulations.

SECTION 13. COMPLIANCE WITH LAWS; FOREIGN CORRUPT PRACTICES ACT

Each of the Bookrunners hereby agrees to adhere to all applicable laws, orders and regulations of the United States, Chile and other relevant markets in rendering its services under this Agreement.

The Bookrunners will immediately and fully report to, and request guidance from, Client on any situation in relation to this Agreement that it encounters which may be in violation of this Section 13 or the laws, orders or regulations of the United States or Chile.

                               Page 20 of 22 Pages

Notwithstanding anything to the contrary contained in Section 2 or 4 of this Agreement, Client may immediately terminate this Agreement for any breach of this Section 13 and, in such case, Client will not be liable to the Bookrunners for any compensation described in Sections 2 or 3 of this Agreement (including, but not limited to, any costs and expenses incurred by any Bookrunner) or as may otherwise be provided in this Agreement.

SECTION 14. CUSTODIAL SERVICES

Prior to the registration of the Remate, Client and Larrain Vial will enter into a Custody Agreement providing for the appointment of Larrain Vial as custodian of the CCU shares to be sold pursuant to the Offering and the delivery by Client to Larrain Vial of the stock certificate evidencing Client's ownership of such shares. Larrain Vial, acting in its capacity as custodian, shall comply with all applicable Chilean securities regulations, including article 179 of Law N DEG. 18,045 (LEY DE MERCADO DE VALORES) and CIRCULARES Nos. 549 and 1429 of the Securities and Insurance Commission (SUPERINTENDENCIA DE VALORES Y SEGUROS).

SECTION 15. MISCELLANEOUS

At the option of Client, Client may transfer all shares of common stock of CCU to be sold in the Offering to its affiliate, Anheuser-Busch International Holdings, Inc. Chile I Limitada ("Anheuser-Busch Chile I") prior to the registration of the Remate. In such event, Anheuser-Busch Chile I shall be substituted in this Agreement for Client, Anheuser-Busch Chile I shall acquire all rights and obligations of Client under the Agreement and Client shall be released from all rights and obligations under this Agreement. Nothing in this Agreement is intended to obligate or commit each Bookrunner or any of their affiliates to provide any services other than as set out above. This Agreement may be executed in two or more counterparts, all of which together shall be considered a single instrument. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings (both written and oral) of the parties hereto with respect to the subject matter hereof, and cannot be amended or otherwise modified except in writing executed by the parties hereto. The provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of Client and each Bookrunner.

We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this Agreement, whereupon this Agreement shall become effective as of the date hereof.

Very truly yours,


William J. Kimmins


Deutsche Bank                             Larrain Vial

/s/ Juan Guillermo Aguero                 /s/ Jose Miguel Barros
----------------------------------------  --------------------------------------
Juan Guillermo Aguero                     Jose Miguel Barros
Director                                  Director

                               Page 21 of 22 Pages
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AGREED, as of the date first written above.

Anheuser-Busch International Holdings, Inc. Chile II Ltda.


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By:

                               Page 22 of 22 Pages